October 12, 2007

Via EDGAR and Overnight Mail

Tim Buchmiller Senior Attorney United States Securities and Exchange Commission Mail Stop 6010 Washington, D.C. 20549

Re:	The Commerce Group, Inc. Definitive Proxy Statement Filed April 17, 2007 File No. 001-13572

Dear Mr. Buchmiller:

      On behalf of The Commerce Group, Inc. (the "Company"), set forth below are the Company's responses to the comments set forth in your letter dated August 21, 2007 relating to the Company's Definitive Proxy Statement filed on April 17, 2007.

Compensation Philosophy, page 16

      1.    Please describe with greater specificity what your compensation programs are designed to reward. Please also describe how you determine the amounts, and, where applicable, the formula for each element to pay. Also describe how each element fits into your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package. As one example, when you award restricted stock units in 2007 as an additional component of your compensation package, please describe whether you are offsetting other elements of your compensation package by the value of the restricted stock unit awards or whether those awards will be cumulative.

Compensation Objectives

Our executive compensation programs are designed to align the interests of our executive officers with those of the shareholders, to retain competent executive officers, and to

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Tim Buchmiller October 12, 2007 Page 2

provide a total executive compensation package that is fair and enables the Company to attract talented executive officers.

      Aligning the interests of executive officers and shareholders. The Compensation Committee (the "Committee") seeks to align the interests of the Company's executive officers with those of its shareholders by tying a portion of executive compensation to corporate performance and the Company's achievement of its financial objectives. As a result, a significant portion of the overall compensation package of each executive officer includes an at-risk, performance-based component. The proportion of the executive officer's total potential compensation that is performance-based increases as the executive officer's authority and responsibility within the Company increase.

      In 2006, the performance-based compensation awarded to our executive officers consisted principally of Incentive Awards (IAs) under which the executive officers are entitled to receive cash compensation based upon the Company's cumulative net earnings per basic share for a three-year period (including the year of grant and the subsequent two years) over a minimum threshold, which is fixed at a 6% return on the beginning book value of our common stock, compounded annually. In addition, in order to avoid the possibility of payments under the 2006 IAs that are excessive in comparison to the executive officer's base salary, the maximum possible cash payment under the 2006 IAs was limited to the amount payable upon achievement of 21% return on the beginning book value of our common stock, compounded annually.

      In 2007, the Compensation Committee restructured the performance-based compensation element of our executive compensation program to include both IAs and Restricted Stock Units (RSUs). In reviewing the Company's executive compensation program, the Committee noted that the IAs allowed for significant payments to our executive officers even in years when the Company's stock price did not increase significantly. In order to continue to motivate the Company's executive officers to increase the Company's earnings and also more closely align the financial interests of the executive officers with those of the shareholders, the Committee implemented a two-part approach to the performance-based compensation program. Specifically, the Committee chose to reduce the size of the IA grants, which linked the value of the awards to the executive officer with corporate financial performance but did not directly link the value of the awards to the executive officer with an increase in the Company's stock price, and granted RSUs, which directly linked the value of the awards to the executive officer with the Company's stock price.

      It was the Committee's view that as a financial services company the executive officers should be motivated to produce consistent earnings growth. As such, the Committee chose to retain a portion of the performance-based compensation in the form of an IA grant. As

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Tim Buchmiller October 12, 2007 Page 3

discussed in the Compensation Discussion and Analysis (CD&A) section of our 2007 Proxy Statement, the 2007 IAs were reduced as compared to the 2006 IAs by increasing the minimum threshold return on the beginning book value of the common stock, compounded annually, from 6% to 9% and by providing that the IAs cease to increase in value to the executive officer upon achievement of a 12% return (as compared to the 21% cap included in the 2006 IAs).

      In February 2007, the Committee awarded the new RSUs to the Company's executive officers as the primary component of the performance-based compensation program. The RSUs reflect the Committee's belief that the performance-based compensation should reward management for building shareholder value measured by an increase in the price of our common stock over the long-term. The RSUs vest in full five years from the date of grant, although vesting may be accelerated under limited circumstances discussed in detail in response to Question 8 below. The Committee believes that the five-year cliff vesting, as opposed to shorter incremental vesting periods, more closely aligns the value of the award to the executive with long-term increase in shareholder value. The RSUs entitle the named executive officers to receive upon termination of employment with the Company the shares of common stock underlying vested RSUs. In order to provide a short-term incentive to management, the RSUs also entitle the named executive officers to receive annual dividend equivalent payments equal to the dividends paid by the Company on its common stock. The Committee anticipates that grants of RSUs will be made annually.

      Retaining Executive Officers. The Committee seeks to establish a compensation system that enables the Company to retain competent executive officers that are motivated to advance the interests of our shareholders. For this reason, the Committee seeks to design an overall executive compensation program that is competitive with the Company's peer group and has structured the executive compensation program to favor long-term compensation over short-term compensation and to include a continued service condition to receiving performance-based payments. For example, in order to receive payments under IAs awarded in 2006, executive officers generally must maintain continuous employment with the Company through the date of payment. Similarly, the five-year cliff vesting component of the RSUs awarded to executive officers in 2007 provides an incentive for an executive officer to remain with the Company for several years.

      Competitive and Fair Compensation Program. The Committee seeks to provide a total compensation package that is competitive and fair in relation to the compensation practices and performance of comparable companies in our industry and that enables the Company to attract new talented executive officers. In reviewing and approving the 2006 compensation program for executive officers, the Committee considered publicly available information concerning the compensation practices of the following peer companies:

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Tim Buchmiller October 12, 2007 Page 4

Hanover Insurance Group, Inc., Harleysville Group, Inc., Mercury General Corporation, Ohio Casualty Corporation and Selective Insurance Group, Inc.

      In addition, in 2006, the Committee engaged Towers Perrin, a third party consultant, to perform a competitive compensation analysis for a total of twenty senior positions at the Company, including the Chief Executive Officer and each of the other named executive officers. Towers Perrin compared compensation levels for each position it examined with compensation of persons with similar positions at peer companies identified by the Committee, the Chief Executive Office and Towers Perrin. The peer group consisted of ten publicly owned property and casualty insurance companies whose 2005 direct written premiums ranged from a low of $623 million to a high of $3.2 billion and had a median of $1.8 billion. Specifically, Towers Perrin identified and examined compensation of officers at the following peer companies: 21st Century Insurance Group, American Financial Group, Inc., Cincinnati Financial Corporation, Hanover Insurance Group, Inc., Harleysville Group, Inc., Mercury General Corporation, Ohio Casualty Corporation, Old Republic International Corporation, Safety Insurance Group, Inc. and Selective Insurance Group, Inc. The Committee considered the results of the survey in designing the Company's 2007 executive compensation program.

      2.    You disclose that "[t]o date, the Committee has not adopted formal guidelines for allocating total compensation between equity compensation and cash compensation and between long term and short term compensation . . . (emphasis added)." The purpose of the Compensation Discussion and Analysis is to provide your shareholders with the information that is necessary to an understanding of your compensation policies and decisions regarding the named executive officers. Such information is not limited to disclosure of formal guidelines used in determining compensation. Please revise to provide your stockholders with the disclosure necessary to understand your compensation policies and decisions with respect to your named executive officers. Refer to the examples that may be used, among other things, provided in Item 402(b)(2) of Regulation S-K.

      The Committee does not use specific formulas to allocate total compensation of the executive officers between equity compensation and cash compensation and between long-term and short-term compensation. As discussed above, the Committee believes that a significant portion of the Company's executive compensation program should be tied to corporate performance and the Company's achievement of its financial objectives and that the performance-based compensation should be structured to reward long-term financial performance over short-term returns and to retain the services of the Company's executive officers over the long term. In 2006, the Committee sought to achieve these goals through the grant of IAs to executive officers, which entitle executive officers to cash compensation based upon financial performance over a three-year period. Beginning in 2007, the Committee restructured the Company's performance-based compensation for executive officers to include

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Tim Buchmiller October 12, 2007 Page 5

an equity component in the form of RSU awards, which vest five years from the date of grant and, therefore, are tied to long-term performance of the Company's common stock price.

      The Committee also believes that the most fair and effective way to motivate the Company's executive officers to produce the best results for its shareholders is to increase the proportion of an executive officer's total compensation that is performance-based as the executive's ability to affect those results increases. As a result, the size of the IAs and RSU awards granted to executive officers increases based upon the executive officer's relative level of responsibility and potential to affect the Company's overall performance.

      As discussed in the CD&A section of the Company's 2007 Proxy Statement, the amount of the IAs granted to the Company's executive officers in 2006 were determined by dividing the base salary of each executive officer by the Company's book value at the beginning of the year. The number of units awarded is then weighted by a factor ranging from two to ten, based upon the officer's relative level of responsibility and potential to affect the Company's overall performance under a formula approved by the Committee. Due to the fact that the Company's named executive officers have the greatest potential to affect the Company's overall performance, IAs granted to them were weighted by a factor of 9.0, whereas awards made to other executive officers of the Company were weighted by factors ranging from 6.75 to 2.25. As a result, the portion of each named executive officer's total potential compensation that was comprised of IAs in 2006 increased based on the capacity of each officer to affect the Company's overall performance.

      Similarly, the RSUs granted to the Company's executive officers in 2007 were calculated based on a multiple of his base salary. The multiple, which ranged from 0.75 to 3.0, is based upon the executive officer's relative level of responsibility and potential to affect the Company's overall performance. The executive officer's base salary is multiplied by the factor from 0.75 to 3.0 to determine the total value of the RSU award, and that total value is then divided by the value of the Company's stock on the date of the RSU grant in order to determine the total number of RSUs granted. In 2007, each named executive officer received a grant of RSUs equal to 3.0 times his base salary while other officers with less opportunity to affect the value of the Company's stock were eligible to receive RSU grants that total between 0.75 and 2.25 times their base salary.

      3.    You indicate that your philosophy is to provide a total compensation package that is fair in relation to the compensation practices and performance of "comparable companies" in your industry. Please identify the companies whose compensation practices you considered in establishing your compensation packages.

As discussed in response to Question 1 above, the Committee reviewed publicly available information concerning the compensation practices of the following peer companies

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Tim Buchmiller October 12, 2007 Page 6

in connection with establishing the 2006 executive compensation program: Hanover Insurance Group, Inc., Harleysville Group, Inc., Mercury General Corporation, Ohio Casualty Corporation and Selective Insurance Group, Inc.

      In connection with its compensation analysis conducted in 2006 for use by the Committee in establishing the Company's 2007 executive compensation programs, Towers Perrin looked at the following peer companies: 21st Century Insurance Group, American Financial Group, Inc., Cincinnati Financial Corporation, Hanover Insurance Group, Inc., Harleysville Group, Inc., Mercury General Corporation, Ohio Casualty Corporation, Old Republic International Corporation, Safety Insurance Group, Inc. and Selective Insurance Group, Inc. Management did not participate in the Committee's selection of Towers Perrin as the Committee's compensation advisor.

      4.    Please provide a complete description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. You should discuss in reasonably complete detail the role of management in your compensation processes and management's input during the crafting of compensation packages. Discuss whether or not management makes recommendations to the Committee relating to measures, targets and similar items that affect compensation for the named executive officers and discuss the extent to which any member of management retains the ability to call Committee meetings or meet with the consultants used by the Committee.

      Determination of Named Executive Office Compensation. The Company's management makes recommendations to the Compensation Committee regarding the base salary and performance-based compensation as well as any annual adjustments in base salary for each executive officer of the Company other than the Chief Executive Officer. The Chief Executive Officer recommends base salary and total compensation for each officer that reports directly to him, including each named executive officer. The other named executive officers, in turn, recommend to the Chief Executive Officer the base salary and total compensation for each executive officer that reports directly to them. The Chief Executive Officer discusses management's recommendations with the Chairman of the Compensation Committee. The Chairman of the Compensation Committee recommends to the Compensation Committee a compensation program for executive officers of the Company. The Compensation Committee reviews the recommendations made by the Chief Executive Officer and the Chairman of the Compensation Committee and approves base salary and total compensation for each named executive officer. The relative responsibility of each named executive officer within the Company, changes in the cost of living in the Company's markets and personal performance and level of experience of each named executive officer are considered by the Committee in establishing base

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salary levels. The Committee does not assign weights or rankings to any single performance factor but instead makes subjective determinations based on a consideration of all factors. However, it is the philosophy of the Committee generally to weigh the executive officer's responsibility within the Company above the other factors in establishing total compensation.

      Determination of the CEO's Compensation. The Committee reviews and determines the base salary and total compensation of the Chief Executive Officer on an annual basis. Management does not recommend or determine the salary of the Chief Executive Officer, and the Chief Executive Officer is not present during the Compensation Committee's discussions concerning approval of his compensation. The Board of Directors of the Company meets regularly in executive session without management of the Company present, which provides the members of the Compensation Committee with the opportunity to discuss with other Board members, among other things, the performance of the Chief Executive Officer.

      The Committee's determination of the Chief Executive Officer's salary is based on a number of factors, including the Chief Executive Officer's leadership position within the Company, the Company's overall financial performance and return to its shareholders, the Chief Executive Officer's individual performance, the comparison between the financial performance of the Company and its peers, and the Compensation Committee's review of certain peer company compensation data. In 2006, the Committee also considered Mr. Fels's new responsibilities as Chief Executive Officer, his contribution to the overall success of the Company as well as the total compensation that had been paid to the Company's previous Chief Executive Officer.

Components of Compensation, page 17

      5.    In connection with your discussion of the various elements, you indicate that company performance and the personal performance of the executive affects the amount of compensation for each element. Please expand your disclosure to provide additional discussion and analysis of how corporate and individual performance specifically contributed to actual 2006 compensation and 2007 incentive awards and restricted stock unit grants for the named executive officers.

      The individual performance of each named executive officer, as well as his experience and responsibilities, is reflected in the Committee's determination of his base salary. Base salary, in turn, is used in the determination of the amount of the individual performance compensation of the named executive officer (i.e., the IAs and RSUs awarded to each named executive officer). For example, as discussed above, each RSU grant is based on a multiple of

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Tim Buchmiller October 12, 2007 Page 8

the named executive officer's base salary (which, in 2007, was 3.0 times the named executive officer's base salary). The multiple is not based on past performance of the Company or the individual, but rather is based on the individuals' ability based on his position within the Company to affect the overall results of the Company. However, due to the fact that the named executive officer's base salary is based, in part, on his past performance, an award that is based on a multiple of that base salary also reflects, in part, his past performance. The Company made its first RSU grants in February 2007. At that time, the base salary of the Chief Executive Officer was $996,854, which meant that the total value of his RSU grant was $2,990,562. The base salary of the Chief Financial Officer was $302,773, which meant that the total value of his RSU grant was $908,319. The Company's performance is not reflected in the grant of RSUs, but the value of the award to the executive officer is linked to the future performance of the Company as discussed in response to Question 1, above.

      Actual 2006 compensation for the named executive officers was affected by the Company's corporate performance over the three-year period ending December 31, 2006. As discussed in the 2007 Proxy Statement, in 2004, the Committee awarded to executive officers Book Value Awards (BVAs), which entitled the recipient to receive a cash payment based upon the increase in the book value of a share of common stock in excess of a specified minimum target. The BVAs grated in 2004 required a minimum increase of 6% per annum, compounded annually, before any benefit accrued to the officers. As a direct result of the Company's strong financial performance during the three-years ended December 31, 2006, the majority of cash compensation earned in 2006 was attributable to the BVAs granted in 2004.

Base Salary, page 18

      6.      You indicated that annual increases in base salaries are intended to reflect the named executive officer's job performance during the preceding year, additional responsibilities added and special circumstances which warrant additional compensation. You should analyze how these factors influenced the resultant compensation paid to each named executive officer and how you structured performance-based pay to reflect individual as well as corporate performance. Describe the elements of individual and corporate performance that were taken into account.

      As discussed in response to Question 4 above, the level of responsibility within the Company of each named executive officer factors largely in the Committee's determination of each named executive officer's base salary. For example, as a result of his promotion from Executive Vice President to President, Chief Executive Officer and Chairman of the Board of the Company in July 2006, the Committee increased Mr. Fels's base salary from $553,808 to $996,854. In determining the amount of the increase, the Committee considered the significant leadership position being assumed by Mr. Fels, the level of compensation that had historically

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Tim Buchmiller October 12, 2007 Page 9

been paid by the Company to its Chief Executive Officer as well as the overall CEO compensation paid by certain peer companies.

      In August 2006, the Company appointed James Ermilio as Executive Vice President responsible for the Company's Massachusetts insurance operations in addition to his position as General Counsel of the Company. In connection with this promotion, Mr. Ermilio's base salary was increased from $358,548 to $466,114. As with Mr. Fels's promotion, the Committee considered the fact that Mr. Ermilio's appointment as the leader of the Company's Massachusetts insurance operations represented a significant increase in Mr. Ermilio's level of responsibility within the Company in determining the amount of the increase in his compensation.

      The factors taken into account in determining the increases in base salary of each of the other named executive officers are addressed in the response to Question 4 above. As discussed in response to Questions 2 and 5 above, the amount of performance-based pay awarded to each named executive officer in 2006 was based upon a combination of the amount of the named executive officer's salary and the extent to which the named executive officer had the ability to affect the Company's performance. Therefore, the amount of performance-based compensation received by the named executive officer reflected individual performance only to the extent that it factored into the Committee's determination of the named executive officer's base salary.

Performance Based Cash Compensation, page 18

      7.    You disclose that the book value awards and incentive awards were determined by dividing the base salary of each named executive officer by the company's book value at the beginning of the year and that the number of units awarded was then weighted by a factor ranging from two to ten, based upon the officer's relative level of responsibility and potential to affect the company's overall performance under a formula approved by the Compensation Committee. Please provide a more specific explanation of how the formula reflects the named executive officer's individual performance and/or individual contribution to the related financial metrics, describing the elements of individual performance and/or contribution that are taken into account.

See responses to Questions 1, 2 and 5 above.

Change of Control, page 19

      8.    You disclose that the performance based cash compensation agreements contain provisions that provide for payments to executive officers who terminate employment with "good reason" after a "change of control." Please briefly indicate the definitions of these

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Tim Buchmiller October 12, 2007 Page 10

terms and disclose the amount of the payments to be made to your named executive officers under these agreements upon the occurrence of the triggering events. Please discuss and analyze how these provisions were negotiated and how and why the provisions were agreed to by the company and why the periods vary among the officers.

      The IA's granted to named executive officers in 2006 and 2007 generally require that, in order to receive the cash compensation award under the IAs, the named executive officer must have been in the continuous employ of the Company from the date of grant of the IA until the date on which the payment of the award is schedule to be paid (the "Settlement Date"), which is March 2009 in the case of the 2006 IAs and March 2010 in the case of the 2007 IAs. However, in the event of a Change in Control of the Company, the named executive officer will be deemed to have been in the continuous employ of the Company through the Settlement Date if he has been in the continuous employ of the Company through the date of the Change in Control unless prior to the Settlement Date, the Company has terminated the named executive officer's employment for cause or the named executive officer has voluntarily terminated his employment other than for Good Reason. Therefore, if the executive officer terminates his or her employment voluntarily without Good Reason prior to the original Settlement Date, he or she forfeits the right to receive any cash payment under the IA. The Committee included this provision in the 2006 and 2007 IAs as a tool to retain the services of the named executive officers even following a Change in Control.

      For purposes of the IAs, "Change of Control" is defined by reference to the definition contained in the Company's Amended and Restated 2002 Incentive Compensation Plan on May 17, 2002 (the "Plan"). The Plan provides that a "Change in Control" includes a reorganization, merger or consolidation of the Company, sale or other disposition of all or substantially all of the assets of the Company, liquidation, dissolution or similar transaction that the Committee determines, either at the time of or after the grant of an IA, constitutes a Change in Control of the Company. The term "Good Reason" is defined in the agreements evidencing the 2006 and 2007 IAs. A copy of the definition of Good Reason is attached here to as Exhibit A.

      Upon a Change in Control, each named executive officer is entitled to receive a pro rated portion of the IAs based upon the date of the Change in Control plus an additional amount based upon the excess of the market value of the common stock over the book value of the common stock at the time of the change in control. At the time that the 2006 and 2007 IAs were granted, the Company did not have any other agreements in place that provided for the payment of cash compensation in connection with a Change in Control. The provisions of the 2006 and 2007 IAs related to the effect of Change in Control on the awards were the product of an active dialogue between senior management and the Committee and were designed to secure payment to the executive officers under the IAs of a pro rata portion of the IAs in the

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Tim Buchmiller October 12, 2007 Page 11

event of a Change in Control of the Company. The Committee also determined, in dialogue with senior management, that in the event of a Change of Control the market value of the common stock is a more appropriate proxy for enhanced shareholder value that the book value of the common stock and, therefore, should be factored into the formula upon which the amount of the cash compensation paid under IAs was calculated.

      The cash compensation that may be received by the executive officers under the 2006 and 2007 IAs ceases to increase upon the achievement of a return on the beginning book value of our common stock, compounded annually, of 21% in the case of the 2006 IAs and 12% in the case of the 2007 IAs. The Company discloses on page 22 of the 2007 Proxy Statement the amount of the payments that would be received by each named executive officer under all IAs outstanding as of December 31, 2006 assuming that a Change of Control of the Company took place on that date.

      You have asked us to discuss why the "periods vary among the officers". We assume that you are referring to the fact that named executive officers will only receive the shares underlying vested RSUs upon termination of employment with the Company, while other executive officers will receive their shares upon vesting. Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the ability of the Company to deduct compensation exceeding $1.0 million paid during a year to the Chief Executive Officer and the four other highest paid executive officers. The Company elected to defer the date upon which the named executive officers receive the shares underlying their vested RSUs in order that the compensation paid to the named executive officers under the RSUs be excluded from the limitations contained in Section 162(m).

Summary Compensation Table, page 20

      9.    The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

      The Committee generally applies the same goals identified in response to Question 1 above and the same factors identified in response to Questions 2, 4 and 5 in establishing the compensation package for each named executive officer. In establishing base salary, the Committee considers first and foremost the relative responsibility of the named executive officer within the Company and also considers changes in the cost of living in the Company's markets and the personal performance and level of experience of each named executive officer.

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Tim Buchmiller October 12, 2007 Page 12

The Committee appreciates that this approach may result in a disparity between the total compensation of the Chief Executive Officer and the other named executive officers. For example, as discussed in response to Question 4 above, in determining the base salary for the Chief Executive Officer in 2006, the Committee considered the significant leadership position being assumed by Mr. Fels and sought to design an overall compensation package that reflected the importance of Mr. Fels to the organization taking into account the level of compensation that had historically been paid by the Company to its Chief Executive Officer as well as the overall CEO compensation paid by certain peer companies. Based upon these considerations, the Committee fixed Mr. Fels's base salary at $996,854 effective July 2006.

      The Committee believes that the level compensation of each of the named executive officers is appropriate in light of the goals of the Company's executive compensation program discussed in response to Question 1 above.

If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at 508-949-4554.

Very truly yours,

/s/ James A. Ermilio

James A. Ermilio

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Tim Buchmiller October 12, 2007 Page 13

Exhibit A

Definition of Good Reason Contained in 2006 and 2007 Incentive Awards

Section 5.4.3 The term "Good Reason" means:

      (i)    a substantial and adverse alteration in the nature, status, or prestige of the Officer's responsibilities, title, authority, powers, functions, duties or reporting requirements, taken as a whole, as compared to the Officer's responsibilities, title, authority, powers, functions, duties or reporting requirements, taken as a whole, immediately prior to the Change in Control;

      (ii)    a reduction in the Officer's annual base compensation as compared to the annual compensation in effect immediately prior to the Change in Control, other than a reduction of not more than ten percent (10%) that is also applied to substantially all similarly situated officers;

      (iii)    a reduction in the percentage of the Officer's base salary on which the Officer's bonus is based as compared to the average percentage used during the three years immediately preceding the Change in Control, other than a reduction of not more than ten percent (10%) that is also applied to substantially all similarly situated officers;

      (iv)    a substantial reduction of the facilities and perquisites (including office space) available to the Officer as compared to the facilities and perquisites (including office space) immediately prior to the Change in Control;

      (v)    any failure of the Company to provide the Officer with benefits at least as favorable as those enjoyed by the Officer under any of the retirement, life insurance, medical, health, and accident, disability or other employee plans of the Company or any of its subsidiaries in which the Officer participated immediately prior to the effective date of the Change in Control, taken as a whole, or the taking of any action that would materially reduce any of such benefits in effective as of the Change in Control, unless the reduction is part of a reduction applicable to all employees;

      (vi)    the Company's relocation, without the Officer's prior written consent, of the Officer's principal place of employment to any place outside a twenty-five (25) mile radius of the Officer's principal place of employment immediately prior to the Change in Control; or

(vii) a breach by the Company of any material obligation to the Officer; provided, however, that the Officer shall have given the Company written notice before the

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Tim Buchmiller October 12, 2007 Page 14

Officer's voluntary resignation, which notice must have made reference to this Agreement, set forth in reasonable detail the facts and circumstances allegedly constituting Good Reason, and stated that the Officer intends to voluntarily resign for Good Reason within the meaning of this Section 5.4.3, and that, within twenty (20) days after receipt of such notice, the Company and its subsidiaries, as applicable, shall not have rescinded or otherwise cured, and held the Officer harmless against, each of the events cited in the Officer's notice as a basis for Good Reason.

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